                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


             For the Month Ended               Commission file number
             June 30, 2002                     0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  X                Form 40-F
                       -----                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                         No  X
                                            -----

     If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    N/A.


                           Total number of pages is 20

                              SAND TECHNOLOGY INC.





Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

                                          PRESS CONTACTS:

[SAND TECHNOLOGY LOGO]                    de Jong & Associates
                                          Tel: (760) 943-9065, sndt@dejong.org


PRESS RELEASE

                SAND TECHNOLOGY INC. REPORTS THIRD QUARTER PROFIT


MONTREAL, CANADA, JUNE 10, 2002: SAND TECHNOLOGY INC. (NASDAQ: SNDT) today reported a net profit for its fiscal quarter ended April 30, 2002 of $107,567 or $0.01 per share on sales of $6,843,328 as compared to a net loss of $(96,889) or $(0.01) per share on sales of $4,367,876 for the third quarter ended April 30, 2001. Income from operations was $21,294 for the third quarter of fiscal 2002 compared to income from operations of $128,411 for the third quarter of fiscal 2001.

Arthur Ritchie, President and Chief Executive Officer of Sand, noted that "the results of the third quarter mark genuine progress in the business of Sand and are a source of much encouragement. Our move to broaden our sales abilities and support organization is bearing fruit in the heightened acceptance of our Nucleus products in the market place."

Mr. Ritchie said that "the Company is still looking to strong year-over-year revenue growth during the current fiscal year despite the uncertain economic environment. At this time, and based on current information, the Company is still targeting sales of $20 million for the current fiscal year".

However, Mr. Ritchie cautioned that "Sand must still cope with a lengthy sales cycle for its Nucleus products which always makes the timing of sales more difficult to predict."

Mr. Ritchie will host a conference call to discuss Sand's third quarter results with analysts on Wednesday, June 12, 2002 at 4 p.m. (EDT). To participate in the conference call or hear the questions asked by the analysts and the answers given, please dial (416) 695-6120 at 4 p.m. (EDT) on Wednesday, June 12, 2002.

For those who cannot participate in the live call, there will be a replay of the conference call available at www.sandtechnology.com. It will be available from June 12, 2002 at 7 p.m. (EDT) and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.


ABOUT SAND TECHNOLOGY
Sand Technology is much more than just a software company. True, we offer a unique, innovative data management technology, with a level of analytical functionality that qualifies it as part of the "next generation" of computing software. However, we know that software is only one of the components that a business needs to realize value from corporate initiatives. Therefore, we have structured Sand Technology as a new kind of software solution provider, with a philosophy that is strongly focused on the delivery of business-driven solutions and a corporate culture centered on integrity and customer service. This is embodied in the Sand Guarantee, which links our commercial rewards to the delivery of real business benefits to our customers. We help leading organizations across Europe and North America cope with "data overload", by giving them rapid access to the exact information they need to make the right business decisions. Our solutions are extremely powerful and highly scaleable; they empower legacy systems and data access tools; they leverage existing IT investment, require no additional human resources, and deliver business value quickly, with a rapid return on investment. Organizations across Europe and North America use Sand's solutions for both analytical and operational purposes, including amongst others, CRM and CRM analytics, web analytics, supply chain management, inventory & production optimization, financial analysis, and strategic planning. Sand Technology is headquartered in Montreal, with offices in the United States, United Kingdom and Europe. For more information on Sand Technology, or our solutions, visit www.sand.com

All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! and Nucleus E! are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's current Annual Report and in Sand's reports to the Securities and Exchange Commission.

                              SAND TECHNOLOGY INC.
                      Consolidated Statement of Operations
                                   (Unaudited)

IN CANADIAN DOLLARS
-------------------

                                         3 MTHS ENDED            9 MTHS ENDED            3 MTHS ENDED           9 MTHS ENDED
                                        APRIL 30, 2002          APRIL 30, 2002          APRIL 30, 2001         APRIL 30, 2001
                                        --------------          --------------          --------------         --------------

Net Sales                                $ 6,843,328              $11,700,186             $4,367,876             10,305,133

(Loss) Earnings from operations          $    21,294              $(8,088,098)            $  128,411             (1,272,913)

(Loss) Net Earnings                      $   107,567              $(8,488,156)            $  (96,889)            (1,561,671)

(Loss) Earnings per Share                $      0.01              $     (0.64)            $    (0.01)                 (0.14)

Weighted average number of               $13,190,336              $13,175,344             $9,883,813             11,031,894
shares outstanding

                              SAND TECHNOLOGY INC.

                                QUARTERLY REPORT

                       THIRD QUARTER ENDED APRIL 30, 2002

SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)
===============================================================================

                                                  AS AT                As at
                                                 APRIL 30,            July 31,
                                                   2002                 2001
-------------------------------------------------------------------------------
                                                    $                    $
                                               (UNAUDITED)

ASSETS
Current assets
     Cash & cash equivalents                     9,777,226           18,488,707
     Accounts receivable                         8,533,335            8,415,870
     Inventories                                    46,953               44,783
     Prepaid expenses                              593,684              391,488
     Loan bearing interest at 8%                   100,000              100,000
-------------------------------------------------------------------------------
                                                19,051,198           27,440,848

Capital assets                                   2,091,690            1,506,303
Acquired technology                                273,396              985,133
-------------------------------------------------------------------------------
                                                21,416,284           29,932,284
===============================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities    3,041,047            3,401,650
     Deferred revenue                            2,107,780            1,835,260
-------------------------------------------------------------------------------
                                                 5,148,827            5,236,910
-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
     Common stock
       Authorized
          An unlimited number of Class "A"
            common shares, without par value
       Issued and outstanding
          13,209,427 common shares
            (13,153,427 in July 2001)           39,185,351           39,125,112
     Deficit                                   (22,917,894)         (14,429,738)
-------------------------------------------------------------------------------
                                                16,267,457           24,695,374
-------------------------------------------------------------------------------
                                                21,416,284           29,932,284
===============================================================================

               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

=======================================================================================================================
                                      THREE MONTHS        Three months           NINE MONTHS          Nine months
                                          ENDED               ended                 ENDED                ended
                                        APRIL 30,           April 30,             APRIL 30,            April 30,
                                          2002                2001                  2002                 2001
-----------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $
NET SALES                                 6,843,328           4,367,876           11,700,186           10,305,133
Cost of sales and product support        (2,275,030)         (2,058,073)          (5,945,066)          (3,590,374)
Research and development costs             (507,896)           (931,652)          (3,346,097)          (3,102,812)
Selling, general and
    administrative expenses              (4,056,482)         (1,655,350)         (10,682,952)          (5,324,021)
Net interest and profits on sale of
    investments                              17,374             405,610              185,831              439,161
------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                21,294             128,411           (8,088,098)          (1,272,913)

Foreign exchange income (loss)               86,273            (225,300)            (400,058)            (288,758)
-----------------------------------------------------------------------------------------------------------------------

Net income (loss) before income taxes       107,567             (96,889)          (8,488,156)          (1,561,671)

Income taxes (Note 3)                                                 -                                         -
-----------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                           107,567             (96,889)          (8,488,156)          (1,561,671)

Deficit at beginning of period          (23,025,461)         (7,371,844)         (14,429,738)          (5,907,062)
-----------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                (22,917,894)         (7,468,733)         (22,917,894)          (7,468,733)
=======================================================================================================================

Basic and diluted earnings per share           0.01               (0.01)               (0.64)               (0.14)
=======================================================================================================================

Weighted average number of
    shares outstanding                   13,190,336           9,883,813           13,175,344           11,031,894

Net effect of dilutive stock
    options and warrants                          -                   -                    -                    -
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of
    diluted shares outstanding           13,190,336           9,883,813           13,175,344           11,031,894
========================================================================================================================

               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------
                                           THREE MONTHS        Three months        NINE MONTHS          Nine months
                                               ENDED               ended              ENDED                ended
                                             APRIL 30,           April 30,          APRIL 30,            April 30,
                                               2002                2001               2002                 2001
-----------------------------------------------------------------------------------------------------------------------
                                                $                   $                   $                    $

OPERATING ACTIVITIES
     Net income (loss)                       107,567             (96,889)          (8,488,156)          (1,561,671)
     Items not affecting cash
        Depreciation of equipment            140,659              99,510              609,856              165,306
        Amortization of acquired
           technology                        237,245             237,245              711,737              711,736
     Changes in non-cash
        operating working
        capital items (Note 5)            (1,042,992)         (2,176,309)            (682,434)          (3,307,308)
-----------------------------------------------------------------------------------------------------------------------
                                            (557,521)         (1,936,443)          (7,848,997)          (3,991,937)
-----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Purchase of equipment                  (371,209)           (540,128)          (1,195,243)            (842,437)
-----------------------------------------------------------------------------------------------------------------------
                                            (371,209)           (540,128)          (1,195,243)            (842,437)
-----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Issue of common shares                   43,317              83,865               60,239           26,851,113
     Repayment of balance of
        purchase price                             -                   -                    -             (517,300)
     Deferred revenue                        597,329             137,578              272,520              283,431
-----------------------------------------------------------------------------------------------------------------------
                                             640,646             221,443              332,759           26,617,244
-----------------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow)                   (288,084)         (2,255,128)          (8,711,481)          21,782,870
Cash & cash equivalents,
     beginning of period                  10,065,310          26,425,110           18,488,707            2,387,112
-----------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
     END OF PERIOD                         9,777,226          24,169,982            9,777,226           24,169,982
=======================================================================================================================

               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(unaudited)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SIGNIFICANT ACCOUNTING POLICIES

     The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Effective August 1, 2001, the Company retroactively adopted the revised recommendations of the CICA Handbook section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach. The impact of the change was not significant.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Sand Technology Ireland Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation's revenue is earned from licences of off-the-shelf software which does not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

     Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

     Revenue from education, consulting, and other services is recognized at the time such services are rendered.

2.   COMMON STOCK

     During the nine-month period ended April 30, 2002, 56,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $60,239.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(unaudited)
-------------------------------------------------------------------------------

2.   COMMON STOCK (CONTINUED)

     Under the Corporation's 1996 Stock Incentive Plan and 1996 Stock Option Plan, exercise of the options granted is generally restricted to a maximum of 20% of the options granted per annum beginning one year after each grant date and expiring ten years after. A maximum of 2,000,000 common shares is authorized for grants of options under these plans. The Corporation has the following outstanding options as at July 31, 2001 and April 30, 2002:

                                          APRIL 30, 2002         July 31, 2001
     --------------------------------------------------------------------------
     Number of options
     --------------------------------------------------------------------------
     Outstanding at beginning of period      1,391,250                 962,000
     --------------------------------------------------------------------------
     Granted                                   201,000                 515,750
     --------------------------------------------------------------------------
     Exercised, forfeited and expired         (245,500)                (86,500)
     --------------------------------------------------------------------------
     Outstanding at end of period            1,346,750               1,391,250
     --------------------------------------------------------------------------

          At April 30, 2002, there were 584,650 options which could be exercised to purchase common shares at prices ranging from US$0.69 to $8.38 per share.

3.   INCOME TAXES

     There was no interest or income tax paid during the three- and six-month periods ended April 30, 2002.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(unaudited)
-------------------------------------------------------------------------------

4.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

     As at and for the three months ended April 30,

     --------------------------------------------------------------------------
                                             North America            Europe
     --------------------------------------------------------------------------
      2002
      Net sales                                 1,562,157             5,281,172
      (Loss) before income taxes               (1,929,277)            2,036,843
      Identifiable assets                       9,128,269            12,288,016

     --------------------------------------------------------------------------
      2001
      Net sales                                   656,830             3,711,047
      (Loss) earnings before income taxes      (1,356,300)            1,259,411
      Identifiable assets                      27,587,843             7,558,138

     --------------------------------------------------------------------------


     As at and for the nine months ended April 30,

     --------------------------------------------------------------------------
                                             North America            Europe
     --------------------------------------------------------------------------
     2002
     Net sales                                  3,790,674             7,909,512
     Loss before income taxes                  (8,118,468)             (369,688)
     Identifiable assets                        9,128,269            12,288,016

     --------------------------------------------------------------------------
     2001
     Net sales                                  2,794,274             7,510,859
     (Loss) earnings  before income taxes      (4,270,458)            2,708,787
     Identifiable assets                       27,587,843             7,558,138

     --------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(unaudited)
-------------------------------------------------------------------------------

5.   CHANGES IN NON-CASH OPERATING
     WORKING CAPITAL ITEMS

                                      Three months        Three months           Nine months          Nine months
                                          ended               ended                 ended                ended
                                        April 30,           April 30,             April 30,            April 30,
                                          2002                2001                  2002                 2001
     ------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $

     Accounts receivable                (869,403)         (2,614,180)            (117,465)          (4,003,875)
     Inventories                            (797)             (3,112)              (2,170)                (800)
     Prepaid expenses                     85,366            (132,487)            (202,196)            (320,280)
     Accounts payable and
       accrued liabilities              (258,158)            573,470             (360,603)           1,017,647
     ------------------------------------------------------------------------------------------------------------------
     Changes in non-cash
       operating working
       capital items                  (1,042,992)         (2,176,309)            (682,434)          (3,307,308)
     ------------------------------------------------------------------------------------------------------------------


6.   COMPARATIVE FIGURES

     Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                        SAND TECHNOLOGY INC.


                        MANAGEMENT'S DISCUSSION AND ANALYSIS

                        QUARTERLY REPORT

                        THIRD QUARTER ENDED APRIL 30, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS - APRIL 30, 2002

     THE MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED APRIL 30, 2002 UNAUDITED CONSOLIDATED BALANCE SHEETS, UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS, UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS AND NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2001 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 19 OF SAND'S 2001 ANNUAL REPORT.

     CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION AND ANALYSIS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAK ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF THE SAND NUCLEUS PRODUCT SUITE ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS NOTED OTHERWISE. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

     Our revenues consist of license fees for our software products, known as the Nucleus Product Suite, and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

     Our plans to achieve and sustain profitability require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our Nucleus Product Suite and generally support our expanding operations.

     The purchase of our Nucleus Product Suite often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict.

     We believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

RESULTS OF OPERATIONS

THIRD QUARTER OF FISCAL 2002 COMPARED WITH THIRD QUARTER OF FISCAL 2001 AND FIRST NINE MONTHS OF FISCAL 2002 COMPARED WITH FIRST NINE MONTHS OF FISCAL 2001

Revenue

     Our sales for the third quarter ended April 30, 2002 were $6,843,328, an increase of 56.7% from sales of $4,367,876 for the third quarter ended
April 30, 2001. We earned a net profit of $107,567 in the third quarter ended April 30, 2002 as compared to a net loss of $96,889 in the third quarter ended April 30, 2001.

     Our sales in the third quarter of fiscal 2002 in North America were $1,562,157, an increase of 138% from sales of $656,830 in the third quarter of fiscal 2001. In Europe, sales in the third quarter of fiscal 2002 were $5,281,172, an increase of 42.3% from sales of $3,711,047 in the third quarter of fiscal 2001.

     Our sales for the first nine months of fiscal 2002 were $11,700,186, an increase of 13.5% from sales of $10,305,133 for the first nine months of fiscal 2001. We incurred a net loss of $8,448,156 in the first nine months of fiscal 2002 as compared to a net loss of $1,561,671 in the first nine months of fiscal 2001, an increase of 441%.

     Our sales in the first nine months of fiscal 2002 in North America were $3,790,674, an increase of 35.7% from sales of $2,794,274 in the first nine months of fiscal 2001. In Europe, sales in the first nine months of fiscal 2002 were $7,909,512, an increase of 5.3% from sales of $7,510,859 in the first nine months of fiscal 2001.

     The Company is still looking to strong year-over-year revenue growth during the current fiscal year despite the still uncertain economic environment.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses increased by 145% to $4,056,482 for the third quarter ended April 30, 2002 from $1,655,350 for the third quarter ended April 30, 2001. For the first nine months of fiscal 2002, selling, general and administrative expenses were $10,682,952 compared to $5,324,021 during the first nine months of fiscal 2001, an increase of 101%. Certain costs relating to system architects who attend upon clients to implement systems have been reclassified as a cost of sales. The increase is primarily due to increased costs associated with increased marketing efforts to address international and specific markets and the building of our direct sales force.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. The cost of the purchase of materials and equipment used in research and development is also included. Research and development expenses decreased by 45.5% to $507,896 for the third quarter ended April 30, 2002 from $931,652 for the third quarter ended April 30, 2001. For the first nine months of fiscal 2002, research and development expenses were $3,346,097 compared to $3,102,812 during the first nine months of fiscal 2001, an increase of 7.8%. The relatively constant dollar amount devoted to research and development expenses on a year to date basis reflects the current stage of development of the Nucleus Product Suite.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of hardware and third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 10.5% to $2,275,030 for the third quarter ended April 30, 2002 from $2,058,073 for the third quarter ended April 30, 2001. For the first nine months of fiscal 2002, cost of sales were $5,945,066 compared to $3,590,374 during the first nine months of fiscal 2001, an increase of 65.6%. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Certain costs relating to system architects who attend upon clients to implement systems have been reclassified from selling, general and administrative expenses to cost of sales. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel


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relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Income from operations was lower for the third quarter ended April 30, 2002, reaching an amount of $21,294, as compared to $128,411 for the third quarter ended April 30, 2001, a decrease of 83.4%. For the first nine months of fiscal 2002, losses from operations were $8,088,098 compared to $1,272,913 during the first nine months of fiscal 2001, an increase of 84.3%. Our expenses have materially increased as we build our marketing efforts to address international markets and grow our direct sales force.

Liquidity and Capital Resources

     Cash and investments at April 30, 2002 were $9,777,226 compared with $24,169,982 at April 30, 2001. Sand is not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates. Sand has not used derivative financial instruments in its investment portfolio. Sand does not make use of a bank line of credit and does not have any long term debt. International sales are generally denominated and collected in foreign currencies. Sand has not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. We believe that we have sufficient internal resources available to fund our expected working capital requirements through April 2003. On
October 10, 2001, Sand announced an open market share repurchase program under which it may repurchase up to a maximum of 659,160 of its outstanding Class A Common Shares from October 15, 2001 to October 15, 2002. No shares have yet been repurchased under this program.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SAND TECHNOLOGY INC.



June 10, 2002                      /S/  ARTHUR RITCHIE
                                   --------------------------------
                                   Arthur Ritchie
                                   Chairman of the Board, President
                                   and Chief Executive Officer

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